Exhibit 99.1

Cellect signs Collaboration Agreement

with

Dresden University

denovoMATRIX team

Companies will combine their proprietary technologies with the goal of enhancement of growth and functionality of stem cells

Tel Aviv, Israel – July 5, 2018 – Cellect Biotechnology Ltd. (Nasdaq: APOP), a developer of a novel stem cell production technology, announced that it has signed a collaboration and material transfer agreement with the denovoMATRIX group of the Technische Universität Dresden (TU Dresden).

TU Dresden and its Center for Regenerative Therapies Dresden (CRTD), is one of the leading centers for stem cell research in Germany.

The two entities believe that the combination of both proprietary technologies may result in significant enhancement of the overall stem cell selection and expansion processes.

According to the agreement, the team of denovoMATRIX employed by TU Dresden will conduct examinations into the tentative synergy between Cellect’s ApoGraft™ and the denovoMAtrix technology for the purpose of evaluating collaborative development of products for regenerative medicine. To that end, a denovoMATRIX scientist will conduct a line of experiments in Cellect’s R&D facility in Israel.

In the event of successful completion of the evaluation stage, both sides agreed to negotiate in good faith a potential mutual development agreement, for the development of a stem cell related product. Cellect will have the sole discretion on determining the level of success of the evaluation stage.

About Cellect Biotechnology Ltd.

Cellect Biotechnology (NASDAQ: APOP) has developed a breakthrough technology for the selection of stem cells from any given tissue that aims to improve a variety of stem cell-based therapies.

The Company’s technology is expected to provide research, hospitals and pharma companies with the tools to rapidly isolate stem cells in quantity and quality allowing stem cell-based treatments and procedures in a wide variety of applications in regenerative medicine. The Company’s current clinical trial is aimed at bone marrow transplantations in cancer treatment.

Forward Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. For example, forward-looking statements are used in this press release when we discuss the Company’s belief regarding the results of any future collaboration with denovoMATRIX. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the Company’s history of losses and needs for additional capital to fund its operations and its inability to obtain additional capital on acceptable terms, or at all; the Company’s ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; the Company’s ability to obtain regulatory approvals; the Company’s ability to obtain favorable pre-clinical and clinical trial results; the Company’s technology may not be validated and its methods may not be accepted by the scientific community; difficulties enrolling patients in the Company’s clinical trials; the ability to timely source adequate supply of FasL; risks resulting from unforeseen side effects; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the scope of protection the Company is able to establish and maintain for intellectual property rights and its ability to operate its business without infringing the intellectual property rights of others; competitive companies, technologies and the Company’s industry; unforeseen scientific difficulties may develop with the Company’s technology; and the Company’s ability to retain or attract key employees whose knowledge is essential to the development of its products.. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission (“SEC”), which is available on the SEC’s website, www.sec.gov, and in the Company’s periodic filings with the SEC.

Contact

Cellect Biotechnology Ltd.

Eyal Leibovitz, Chief Financial Officer

www.cellect.co

+ 972-9-974-1444